SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SOLAZYME, INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE,

WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $6.79 PER SHARE

(Title of Class of Securities)

83415T101

(CUSIP Number of Class of Securities (Underlying Common Stock))

Paul T. Quinlan

General Counsel

Solazyme, Inc.

225 Gateway Boulevard

South San Francisco, CA 94080

Tel: (650) 780-4777

Fax: (650) 989-6700

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Alan F. Denenberg, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, CA 94025

Tel: (650) 752-2000

Fax: (650) 752-2111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$65,795,418.48	$7,645.43

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Solazyme, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 6,365,040 shares of Solazyme, Inc. common stock having a weighted average exercise price of $10.337.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated January 21, 2015 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Solazyme, Inc., a Delaware corporation (“Solazyme” or the “Company”). Solazyme’s principal executive office is located at 225 Gateway Boulevard, South San Francisco, CA 94080, and its telephone number is (650) 780-4777. The information in the Offer to Exchange under Section 10 (“Information Concerning Solazyme, Inc.”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Solazyme to eligible option holders to exchange certain outstanding eligible options to purchase shares of Solazyme common stock, $0.001 par value per share (“Common Stock”), for new stock options that will be granted under Solazyme’s 2011 Equity Incentive Plan (the “2011 Plan”) upon the terms and subject to the conditions set forth in the Offer to Exchange. As of January 20, 2015, options to purchase approximately 6,365,040 shares of Solazyme common stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Section 1 (“Eligibility”), Section 2 (“Number of New Stock Options; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Stock Options”) and Section 9 (“Source and Amount of Consideration; Terms of New Stock Options”) is incorporated herein by reference.

(c) Trading and Market Price. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person is the subject company, Solazyme, Inc. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Section 1 (“Eligibility”), Section 2 (“Number of New Stock Options; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Stock Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Stock Options”), Section 12 (“Status of Options Accepted in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

(b) Purchases. Non-employee members of Solazyme’s Board of Directors listed in Section 11 of the Offer to Exchange are not eligible to participate in the Offer. The information in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The eligible equity plans and related agreements are incorporated herein by reference hereto as Exhibits (d)(1) through (d)(3) and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The Offer is being conducted for employee retention purposes and to reduce the “overhang” of outstanding options, as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of New Stock Options”) and Section 12 (“Status of Options Accepted in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Solazyme, Inc.”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of New Stock Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Solazyme, Inc.”) and Section 17 (“Additional Information”), in Item 8 of Solazyme’s Annual Report on Form 10-K for its fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on March 14, 2014, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2014, filed with the Securities and Exchange Commission on November 6, 2014, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Solazyme, Inc.”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)	Offer to Exchange, dated January 21, 2015

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Form of Exchange Offer announcements

(a)(1)(E)	Form of Information Meeting Presentation

(a)(1)(F)	Form of Confirmation of Receipt of Election Form / Notice of Withdrawal

(a)(1)(G)	Forms of Reminders of Expiration of Option Exchange Offer

(a)(1)(H)	Form of Confirmation of Participation in the Option Exchange Offer

(a)(1)(I)	Form of Communication Regarding the Results of the Option Exchange Offer

(a)(1)(J)	Solazyme, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2013, SEC File No. 001-35189, filed with the Securities and Exchange Commission on March 14, 2014 and incorporated herein by reference

(a)(1)(K)	Solazyme, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2014, SEC File No. 001-35189, filed with the Securities and Exchange Commission on November 6, 2014 and incorporated herein by reference

(b)	Not applicable

(d)(1)	Solazyme, Inc. 2011 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to Solazyme, Inc. Registration Statement on Form S-1, SEC File No. 333-172790, filed with the Securities and Exchange Commission on May 4, 2011)

(d)(2)	Form of 2011 Equity Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.30 to Solazyme, Inc. Annual Report on Form 10-K, SEC File No. 001-35189, filed with the Securities and Exchange Commission on March 15, 2012)

(d)(3)	Second Amended and Restated 2004 Equity Incentive Plan and forms of notice of stock option grant, stock option agreement and restricted stock agreement (incorporated by reference to Exhibit 10.2 to Solazyme, Inc. Registration Statement on Form S-1, SEC File No. 333-172790, filed with the Securities and Exchange Commission on May 4, 2011)

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLAZYME, INC.

By:	/s/ Paul Quinlan
Paul Quinlan
General Counsel

Dated: January 21, 2015

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)	Offer to Exchange, dated January 21, 2015

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Form of Exchange Offer announcements

(a)(1)(E)	Form of Information Meeting Presentation

(a)(1)(F)	Form of Confirmation of Receipt of Election Form / Notice of Withdrawal

(a)(1)(G)	Forms of Reminders of Expiration of Option Exchange Offer

(a)(1)(H)	Form of Confirmation of Participation in the Option Exchange Offer

(a)(1)(I)	Form of Communication Regarding the Results of the Option Exchange Offer

(a)(1)(J)	Solazyme, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2013, SEC File No. 001-35189, filed with the Securities and Exchange Commission on March 14, 2014 and incorporated herein by reference

(a)(1)(K)	Solazyme, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2014, SEC File No. 001-35189, filed with the Securities and Exchange Commission on November 6, 2014 and incorporated herein by reference

(d)(1)	Solazyme, Inc. 2011 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to Solazyme, Inc. Registration Statement on Form S-1, SEC File No. 333-172790, filed with the Securities and Exchange Commission on May 4, 2011)

(d)(2)	Form of 2011 Equity Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.30 to Solazyme, Inc. Annual Report on Form 10-K, SEC File No. 001-35189, filed with the Securities and Exchange Commission on March 15, 2012)

(d)(3)	Second Amended and Restated 2004 Equity Incentive Plan and forms of notice of stock option grant, stock option agreement and restricted stock agreement (incorporated by reference to Exhibit 10.2 to Solazyme, Inc. Registration Statement on Form S-1, SEC File No. 333-172790, filed with the Securities and Exchange Commission on May 4, 2011)